SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

En Pointe Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

29247F-10-8

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29247F-10-8

1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 383,425
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 383,425
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by En Pointe Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 18701 S. Figueroa Street, Gardena, CA 90248.

Item 2.	Identity and Background

The person filing this statement is Mr. John M. Fife (“Fife” or the “Reporting Person”), of Chicago, Illinois and a U.S. citizen, who is a professional investor. The address of the Reporting Person is: 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601.

Mr. Fife is President of CVM, Inc., which is the manager of Chicago Venture Management, LLC. Chicago Venture Management, LLC is the general partner of Chicago Venture Partners, L.P., a private equity fund based in Chicago, Illinois. Mr. Fife has served as the President of CVM, Inc. since 1998. Mr. Fife is also the Chairman of Typenex Medical, LLC, the Chairman of Pulse Systems, LLC and a board member of Strategix Performance, Inc., all of which are portfolio companies of Chicago Venture Partners, L.P.

Mr. Fife is also the President of Utah Resources International, Inc., a Utah-based real estate and oil & gas investment company. Mr. Fife has served in that position since 1996. Mr. Fife is also the President of Property Tax Assessor Records Corp. He has served in that position since 1992.

Since March of 1997, Mr. Fife has served as the President, Chairman and sole shareholder of Fife Trading, Inc., which is engaged in the investment management business for the proprietary account of Mr. Fife. All of the monies to purchase the Shares are from Mr. Fife’s proprietary accounts.

Except as noted on Schedule A attached hereto, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person holds, in the aggregate, 383,425 Shares. The aggregate purchase price of the Shares purchased by the

Reporting Person was $815,430.97 (including commissions). The source of funding for the purchase of these Shares was the personal funds of Mr. Fife.

Item 4.	Purpose of Transaction

On March 11, 2008, Din Global Corp., a Delaware corporation (“Holdings”), ENP Acquisition, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Holdings (“ENP”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, ENP will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Under the Merger Agreement, at the effective time of the Merger, each share of Common Stock, other than shares held by Holdings, ENP or its affiliates, and other than those shares with respect to which appraisal rights are properly exercised, will be cancelled and converted into the right to receive $2.50 in cash, without interest.

The Reporting Person purchased the Shares for investment purposes and expects that he will receive $2.50 per Share in cash pursuant to the Merger.

The Reporting Person may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities of the Issuer (collectively, “Securities”) in the open market, in private transactions, or otherwise, and reserves the right to dispose of any or all of his Securities in the open market, in private transactions, or otherwise, and to engage in any hedging or similar transactions with respect to his Securities.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own, in the aggregate, 383,425 Shares, representing approximately 5.34% of the Issuer’s outstanding Shares (based upon the 7,182,643 Shares stated to be outstanding as of December 23, 2008, by the Issuer in Amendment No. 2 to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 30, 2009).

(b) Mr. Fife has sole voting power and sole dispositive power with regard to 383,425 Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by the Reporting Person. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price per Share (U.S.$)
FIFE	3/13/2009	100	2.18
	3/16/2009	15289	2.23
	3/19/2009	7700	2.16
	4/7/2009	70000	2.05
	4/8/2009	100	2.06
	4/8/2009	1100	2.07
	4/8/2009	2750	2.08
	4/9/2009	3200	2.09
	4/9/2009	700	2.09
	4/9/2009	1000	2.08
	4/9/2009	400	2.07
	4/13/2009	20000	2.08
	4/13/2009	20000	2.07
	4/13/2009	3000	2.06
	4/13/2009	1500	2.08
	4/13/2009	5000	2.08
	4/13/2009	1400	2.10
	4/13/2009	1955	2.05
	4/14/2009	2400	2.09
	4/14/2009	19100	2.07
	4/14/2009	2000	2.08
	4/14/2009	2500	2.09
	4/14/2009	1000	2.09
	4/15/2009	44665	2.09
	4/15/2009	10435	2.08
	4/15/2009	4900	2.07
	4/15/2009	5000	2.09
	4/16/2009	7000	2.09
	4/16/2009	7000	2.08
	4/17/2009	4622	2.09
	4/20/2009	9762	2.09
	4/21/2009	417	2.12
	4/23/2009	7570	2.20
	4/23/2009	600	2.20
	4/24/2009	9712	2.20
	4/27/2009	8900	2.21
	4/29/2009	11500	2.21
	4/30/2009	27400	2.24
	5/1/2009	2800	2.26
	5/4/2009	3000	2.26
	5/6/2009	28748	2.26
	5/6/2009	1100	2.27
	5/7/2009	6100	2.28

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any Shares or other securities of the Issuer, including but not limited to transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 11, 2009

/s/ John M. Fife
Name:	John M. Fife

SCHEDULE A

On January 18, 2007, the Securities and Exchange Commission filed a complaint that Fife and Clarion Management, LLC (“Clarion”) engaged in a scheme in 2002 and 2003 to purchase variable annuity contracts issued by an insurance company in order to engage in market timing for the benefit of a Clarion affiliate. Fife and Clarion consented to the entry of the final judgment, without admitting or denying the allegation in the Commission’s complaint. On August 9, 2007, the U.S. District Court for the Northern District of Illinois entered a final judgment against John M. Fife and Clarion that permanently restrained and enjoined them from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder and required them to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and additionally ordered Fife to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to the entry of an Order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.